

Mail Stop 3720

September 14, 2016

Fernando Koatz
Chief Executive Officer
Ournett Holdings, Inc.
122 East 42nd Street
New York, New York 10168

>   **Re: Ournett Holdings, Inc.**
>   **Preliminary Information Statement Filed on Schedule 14C**
>   **Filed August 29, 2016**
>   **File No. 000-55427**

Dear Mr. Koatz:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Larry Spirgel

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications